I, Duleeka Ranatunga, certify that:

(1)   the financial statements of Ourotech, Inc. included in this Form are true and complete in all material respects; and

(2)   the tax return information of Ourotech, Inc. included in this Form reflects accurately the   information reported on the tax return for Ourotech, Inc. filed for the fiscal year ended December   31, 2016.

Signature:

Title: CEO of Ourotech, Inc.

 With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      (i) in connection with the purchase or sale of any security?   Yes ■ No

      (ii) involving the making of any false filing with the Commission?   Yes ■ No

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
      Yes ■ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      (i) in connection with the purchase or sale of any security?   Yes ■ No;

      (ii) involving the making of any false filing with the Commission?   Yes ■ No